UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We anticipate disclosing to prospective investors certain information that has not been previously publicly reported. This report is neither an offer to purchase nor a solicitation of an offer to sell any securities. We have elected to provide the information in this report for informational purposes.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as, but not limited to, the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, political or social developments in those markets;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our senior secured notes and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	weather conditions;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the North American Free Trade Agreement (NAFTA), to which Mexico is a party and which is currently undergoing renegotiation;

•	terrorist and organized criminal activities as well as geopolitical events;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of CEMEX, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2016 and under “Risk Factors” in this report.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: November 27, 2017	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Certain information with respect to CEMEX, S.A.B. de C.V. (NYSE: CX) and its direct and indirect subsidiaries.